BH MOVIE LLC



Regulation Crowdfunding Offering Statement

OFFERING SUMMARY

BH Movie LLC (the "Company") is conducting this Offering pursuant to Regulation Crowdfunding under the Securities Act of 1933 to raise up to $1,235,000 through the sale of Revenue Participation Units ("RPUs").

The proceeds of this Offering are intended to finance the continued development, packaging, production preparation, and commercialization of the motion picture currently entitled Blind Hope (the "Project"). Blind Hope is an original bilingual romantic musical drama currently in development and intended for production in Puerto Rico.

Investors purchasing RPUs will acquire contractual rights to participate in specified revenues generated from the commercial exploitation of the Project in accordance with the Revenue Participation Agreement. The RPUs do not constitute equity interests in the Company and do not provide voting, management, or ownership rights.

This Offering represents one component of the Company's broader financing strategy, which also contemplates production incentives, strategic investments, co-production arrangements, debt financing, distribution advances, pre-sales, and other customary sources of motion picture financing. Additional information regarding the RPUs and the Revenue Participation Agreement is provided in Item 4 – Terms of the Offering.

Investment in the RPUs is speculative and involves a high degree of risk. Prospective investors should carefully review this Offering Statement, including the Risk Factors and the Revenue Participation Agreement, before making an investment decision.

ITEM 1. INFORMATION ABOUT THE ISSUER

Name

BH Movie LLC

Jurisdiction of Organization

Puerto Rico

Date of Formation

June 3, 2026

Entity Type

Limited Liability Company

EIN

66-1135600

Principal Executive Offices

65 Calle Luisa
San Juan, Puerto Rico 00907

Website

https://app.cineblockfilms.com/campaigns/53bd240c-fe4e-4c7f-89a4-1c235f4691f6

Name of Intermediary through which the Offering is Conducted: CineBlock Films, LLC

CRD No.: 327971

SEC File No.: 007-00431

CIK No.: 0001979279

EIN of Intermediary: 93-1401898

Name of qualified third party "Escrow Facilitator" which the Offering will utilize:

North Capital Private Securities Corporation

Compensation to Intermediary: At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee equal to six percent (6%) of the dollar amount raised in the Offering. The Intermediary will also receive securities equal to two percent (2%) of the total number of securities sold in the Offering.

Regulation Crowdfunding Offering

This Offering is being conducted pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933 through CineBlock Films, LLC, a funding portal registered with the Securities and Exchange Commission and a member of FINRA.

Item	Description
Security	Revenue Participation Units (RPUs)
Price per Unit	$200
Minimum Target	$10,000
Maximum Offering	$1,235,000
Closing Deadline	January 23, 2027 (unless extended or closed earlier)

Oversubscriptions   Permitted at the Company's discretion, up to the Maximum Offering Amount

If the Minimum Target Offering Amount is not achieved before the Offering Deadline, all investor commitments will be cancelled and funds will be returned in accordance with Regulation Crowdfunding.

BUSINESS DESCRIPTION

BH Movie LLC was formed as a special-purpose production company to develop, finance, produce, own, market, distribute, and commercially exploit the feature-length motion picture currently entitled *Blind Hope*, together with related intellectual property and ancillary rights.

Unlike a traditional production company that develops multiple unrelated projects, the Company was organized specifically to develop and commercialize *Blind Hope*. Management believes this focused structure allows the Company to concentrate its financial, creative, and operational resources on a single entertainment property while maintaining flexibility to pursue related exploitation opportunities if the Project is successfully commercialized.

The Company's principal business consists of developing intellectual property, assembling financing, engaging creative and production personnel, producing audiovisual content, and exploiting the resulting intellectual property through one or more commercial distribution channels.

PROJECT DESCRIPTION

The Project

Blind Hope is an original bilingual romantic musical drama written by Charo Toledo.

The story follows a disfigured singer hiding behind a mask and a disgraced soccer prodigy struggling to rebuild his life after public scandal. As their lives intersect in Puerto Rico, they confront loss, identity, faith, redemption, and the transformative power of music.

Management intends to position the Project for both English-speaking and Spanish-speaking audiences through its bilingual narrative, culturally authentic storytelling, and music-driven format.

As of the date of this Offering Statement, principal photography has not commenced.

The Project is presently in active development, packaging, financing, talent attachment, and production planning.

Business Strategy

The Company's objective is to create long-term value through the successful development, financing, production, and commercial exploitation of Blind Hope and its related intellectual property. Management intends to pursue a flexible commercialization strategy designed to maximize the Project's long-term economic value while adapting to changing market conditions, financing opportunities, and distribution trends.

As of the date of this Offering Statement, the Company has not entered into any distribution, licensing, sales agency, or other commercialization agreements relating to the Project. As development progresses, management expects to evaluate opportunities with theatrical distributors, domestic and international streaming platforms, broadcasters, sales agents, and other industry participants, taking into account anticipated economic returns, audience demand, financing considerations, and overall strategic objectives. There can be no assurance that any commercialization strategy will be successfully implemented or that any distribution or licensing arrangements will be obtained.

Subject to the Company's ownership or control of the applicable intellectual property rights and market demand, management may also seek to generate revenues through ancillary exploitation of the Project, including soundtrack releases, music licensing, merchandising, publishing, educational licensing, airline and hospitality licensing, theatrical adaptations, sequels, remakes, spin-offs, Derivative Productions, and other customary ancillary entertainment markets. As of the date of this Offering Statement, the Company has not entered into agreements relating to any such ancillary exploitations, and no assurance can be given that any of these opportunities will be developed or become commercially successful.

Because the Project is being financed in part through Regulation Crowdfunding, management also intends to cultivate an engaged community of investors and supporters throughout the development, production, and release process. Management believes that an informed investor community may contribute to audience awareness and grassroots marketing efforts through word-of-mouth promotion and community engagement. However, there can be no assurance that such engagement will result in increased audience demand, broader distribution opportunities, or commercial success.

Flexible Production Strategy

Management has designed the Project to remain adaptable throughout the financing process.

Depending upon available capital, production requirements, market conditions, and distribution opportunities, management may produce *Blind Hope* either as a feature-length motion picture or as an episodic serialized production based upon the same underlying intellectual property.

Management believes this flexibility improves the Company's ability to respond to financing opportunities while preserving the Project's core creative vision.

Financing Strategy

Management expects the Project to be financed through multiple complementary sources of capital rather than relying on any single financing source. This Offering is intended to provide one component of the Project's overall financing strategy, and the Company may seek additional financing through private investments, strategic financing partners, co-production arrangements, production incentives, tax credit monetization, distribution advances, pre-sales, debt financing, and other customary sources of motion picture financing. The timing, availability, and terms of any additional financing will depend on a variety of factors, including market conditions, investor interest, the Project's stage of development, and negotiations with third parties. Accordingly, investors should not expect the proceeds of this Offering, standing alone, to fund all costs associated with the development, production, and commercialization of the Project, and there can be no assurance that additional financing will be available on acceptable terms, or at all.

Puerto Rico Production Incentives

Management intends to produce a substantial portion of the Project in Puerto Rico and expects to apply for available audiovisual production incentives under Puerto Rico law.

If approved, transferable production tax credits may become an additional source of production financing through sale or monetization of those credits.

Receipt of any production incentives is subject to statutory eligibility requirements, governmental approval, completion of required audits, market conditions affecting transferability, and numerous other factors outside the Company's control.

Accordingly, prospective investors should not regard anticipated production incentives as guaranteed financing.

Current Stage of Development

As of the date of this Offering Statement, the Company has completed the initial screenplay and is actively engaged in packaging the Project, attaching key creative personnel, refining production budgets, advancing financing efforts, preparing for production, and developing strategic relationships intended to move the Project toward principal photography. The proceeds of this Offering are expected to support these activities and further position the Project to secure additional financing necessary for production and commercial exploitation. Principal photography will not commence until management determines that sufficient financing has been obtained and the Project is production ready.

Important Investment Considerations

The Company is an early-stage entertainment enterprise whose success depends upon numerous factors, including obtaining sufficient financing, assembling production personnel, completing production, securing commercial distribution, and successfully exploiting the Project.

Investment in the Revenue Participation Units is speculative and involves a high degree of risk. Prospective investors should carefully review this Offering Statement, particularly the Risk Factors and Item 4 describing the Revenue Participation Units, before making an investment decision.

ITEM 2. DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

Charo Toledo

Charo Toledo
Founder and Chief Creative Officer, Charo Entertainment LLC

Charo Toledo is an award-winning Puerto Rican writer, producer, and creator with more than two decades of experience developing and producing television, film, and digital media for U.S. and international audiences. She is the founder and Chief Creative Officer of Charo Entertainment LLC, where she develops original scripted content focused on character-driven, bilingual storytelling and stories centered on the Latino experience.

Ms. Toledo has written and produced across a wide range of entertainment formats, including feature films, television dramas, comedy, reality programming, game shows, and digital content. Her credits include serving as Head Writer and Producer for Seasons 2 and 3 of Hulu's Emmy-nominated *East Los High*, Writer and Producer of the GLAAD Award-winning feature film *East Side Story*, Consulting Producer on Netflix's International Emmy Award-winning series *El Vato*, and writer of Lifetime's *Pop Star*. Her additional credits include work on *Port Charles* (ABC), *La Reina de la Canción* (Univision), *Confetti Mexico* (Facebook Watch), and numerous English- and Spanish-language television productions.

Before pursuing entertainment full-time, Ms. Toledo also served as a linguist supporting federal law enforcement investigations, drawing upon her fluency in multiple languages.

Ms. Toledo earned a Bachelor of Arts in Sociology and Anthropology from Swarthmore College and a Master of Fine Arts in Acting from the American Conservatory Theater in San Francisco. In addition to her work as a writer and producer, she teaches screenwriting and story development, with an emphasis on authentic bilingual storytelling and character-driven narrative development.

Ms. Toledo is the creator and screenwriter of *Blind Hope*, an original bilingual romantic musical drama. Through Charo Entertainment LLC, she developed the underlying screenplay and creative vision for the project and continues to oversee its creative development, including story development, music integration, and long-term franchise planning. *Blind Hope* represents the culmination of her experience creating original multilingual content for both domestic and international audiences.

Annabelle L. Mullen Pacheco

Annabelle L. Mullen Pacheco, Esq.
Manager, BH Movie LLC; President, Belle Films Corp.

Annabelle L. Mullen Pacheco is an attorney, executive producer, and film finance professional with more than fifteen years of experience producing feature films, documentaries, and international co-productions. She is the founder and President of Belle Films Corp., a Puerto Rico-based production company dedicated to developing and producing high-quality narrative and documentary content with an international focus.

Ms. Mullen Pacheco serves as the Manager of BH Movie LLC, where she is responsible for the Company's day-to-day management, production oversight, financing strategy, and implementation of Puerto Rico's audiovisual incentive programs. She has extensive experience structuring productions that utilize Puerto Rico's film tax incentives and has prepared production budgets, financing plans, and incentive analyses for feature film projects.

Her producing credits include fiction and documentary films such as *The Last Colony*, *Érase una vez en el Caribe (Once Upon a Time in the Caribbean)*, *El Hombre que Cuida*, *El Chata*, *Todas las Flores*, *The Fisherman's Daughter*, and *@Amor* (2025), among other audiovisual projects developed through Belle Films.

Ms. Mullen Pacheco earned a Juris Doctor from the University of Puerto Rico, an Executive MBA from the University of Miami, and a Bachelor of Science in Foreign Service, with concentrations in Science, Technology and International Affairs and Business, Information and Communications, from Georgetown University's Walsh School of Foreign Service. She also holds a Master's in Executive Production from the Universidade da Coruña and a Master's in Film Cost Control from ECAM (Escuela de Cinematografía y del Audiovisual de la Comunidad de Madrid).

For *Blind Hope*, Ms. Mullen Pacheco has led the project's production planning and financing strategy, including development of the production budget, coordination of Puerto Rico production activities, and integration of Puerto Rico's audiovisual tax incentive program into the project's anticipated capital structure.

Additional Key Personnel

As of the date of this Offering Statement, the Company has not entered into binding agreements with principal cast members or other key creative personnel except as disclosed elsewhere in this Offering Statement. The Company expects to engage additional producers, cast members, composers, production personnel, and advisors as development and financing progress.

Intellectual Property

The Company's principal asset consists of the intellectual property associated with *Blind Hope*, including rights acquired pursuant to the Intellectual Property Assignment and related agreements. The Company believes it possesses or expects to obtain the rights necessary to develop, produce, distribute, and commercially exploit the Project, subject to customary third-party licenses, music rights, talent agreements, and other production agreements.

Material Agreements

The Company's business is governed by a number of agreements that management believes are material to the development, financing, production, and commercialization of the Project. These include the Company's Operating Agreement, which governs its organizational structure and internal affairs; the Intellectual Property Assignment, pursuant to which the Company has acquired or expects to acquire the rights necessary to develop and exploit *Blind Hope*; and the Revenue Participation Agreement, which establishes the contractual rights of investors purchasing Revenue Participation Units in this Offering. The Company may also enter into additional material agreements in connection with the Project, including producer agreements, talent agreements, production services agreements, financing agreements, and other customary entertainment industry contracts as development progresses. As of the date of this Offering Statement, the Company has not entered into any distribution or sales agency agreements relating to the Project. To the extent material, copies or descriptions of these agreements will be included as exhibits to this Offering Statement or otherwise disclosed in accordance with applicable securities laws.

Litigation

As of the date of this Offering Statement, the Company is not a party to any material litigation or governmental proceeding.

ITEM 3. OWNERSHIP AND CAPITAL STRUCTURE

Current Ownership

As of the date of this Offering Statement, BH Movie LLC has issued and outstanding 1,000 Class A/Common Membership Units, of which Charo Toledo owns 800 units (80%) and Belle Films Corp. owns 200 units (20%). These membership interests constitute the Company's issued equity ownership interests and carry the rights provided under the Company's Operating Agreement.

Member	Security	Units	Ownership %
Charo Toledo	Class A/Common Membership Units	800	80.00%
Belle Films Corp.	Class A/Common Membership Units	200	20.00%
Total Outstanding		**1,000**	**100.00%**

Capital Structure

In connection with this Offering, the Company is offering Revenue Participation Units ("RPUs") pursuant to the Revenue Participation Agreement. The RPUs are contractual securities and do not constitute membership interests or other equity securities of the Company. Accordingly, purchasers of RPUs will not become members of the Company and will not acquire voting rights, management rights, or any ownership interest in the Company or its assets by virtue of purchasing RPUs. Instead, holders of RPUs will acquire only the contractual economic rights expressly described in this Offering Statement and the Revenue Participation Agreement.

Future Financings

The Company expects that the proceeds of this Offering will represent only one component of the Project's overall financing strategy. Accordingly, the Company may issue additional equity interests, debt securities, revenue participation interests, or other financing instruments in the future in connection with the development, production, or commercialization of the Project or other business activities. Any future financing may affect the Company's capital structure and the ownership interests of its members. Unless otherwise expressly provided in the Revenue Participation Agreement, however, future financings will not modify the contractual revenue participation rights associated with the RPUs issued in this Offering.

No Public Market

There is currently no public market for either the Company's membership interests or the RPUs being offered pursuant to this Offering, and the Company does not currently intend to list either security on any securities exchange or alternative trading system. Investors should therefore expect to hold their investment for an indefinite period and should not rely on the ability to resell their RPUs.

ITEM 4.TERMS OF THE OFFERING

Overview of the Offering

The Company is offering Revenue Participation Units (the "RPUs") pursuant to this Offering Statement and the Revenue Participation Agreement to be entered into between the Company and each investor (the "Revenue Participation Agreement" or "RPA"). The RPUs are contractual securities designed to provide investors with the right to participate in specified revenues generated from the commercial exploitation of the motion picture currently entitled Blind Hope (the "Project"), subject to the terms and conditions of the Revenue Participation Agreement.

The RPUs do not constitute membership interests or other equity securities of the Company and do not confer any voting, management, inspection, fiduciary, or other ownership rights in the Company or the Project, except as expressly set forth in the Revenue Participation Agreement. Investors will not participate in the management or control of the Company and will not be admitted as members of the Company solely by virtue of purchasing RPUs.

The Company elected to issue Revenue Participation Units because they are designed to provide investors with a contractual right to participate in specified revenues generated by the Project without granting voting rights or membership interests in the Company. The Company believes this structure provides investors with a transparent economic interest tied to the commercial performance of the Project while allowing the Company to maintain efficient management of a motion picture production.

The following discussion summarizes certain principal terms of the RPUs and the Offering. Because it is only a summary, prospective investors should carefully review the Revenue Participation Agreement before making an investment decision. In the event of any conflict between this summary and the Revenue Participation Agreement, the Revenue Participation Agreement shall govern, except that nothing therein shall limit or modify the Company's disclosure obligations under Regulation Crowdfunding.

Offering Structure

The Company is conducting this Offering pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended. Investors purchasing RPUs will acquire contractual rights to receive distributions from certain revenues generated through the commercial exploitation of the Project in accordance with the Revenue Participation Agreement.

The Company anticipates utilizing the proceeds of this Offering as one component of a broader financing strategy for the Project. In addition to this Offering, the Company may seek financing through one or more additional sources, including Puerto Rico production incentives, strategic equity investments, private financing, distribution advances, pre-sales, gap financing, tax credit monetization, and other customary sources of film financing. Any such financing may be obtained before, during, or after this Offering, subject to applicable law and the terms of the Company's contractual arrangements.

Unless otherwise expressly provided in the Revenue Participation Agreement, additional financing obtained by the Company shall not dilute or otherwise alter the contractual revenue participation rights associated with the RPUs purchased in this Offering.

Funding Milestones

The Company intends to deploy the proceeds of this Offering through successive stages of development, packaging, financing readiness, production preparation, and production. Because investments may be received over time, management has established the funding milestones below to illustrate its current expectations regarding the progression of the Project as additional capital becomes available.

Each milestone builds upon the preceding stage and is intended to advance the Project toward principal photography while supporting the Company's broader financing strategy. The funding milestones reflect management's current expectations and are intended to assist prospective investors in understanding how the Company expects to prioritize expenditures throughout the Offering.

The funding milestones are followed by the Company's anticipated allocation of gross Offering proceeds at each funding level. Although management currently expects to allocate proceeds substantially as reflected below, actual expenditures may vary based upon production requirements, talent availability, financing opportunities, business conditions, and other factors that management reasonably believes are in the best interests of the Company. Accordingly, the Company may reallocate proceeds among the categories described below, provided that the proceeds continue to be used substantially for the development, financing, production preparation, production, marketing, distribution, and commercialization of the Project.

Funding Level	Primary Milestone
$10,000	Complete organizational matters, preserve and document intellectual property, satisfy offering expenses, and commence investor outreach.
$50,000	Advance screenplay development and packaging, prepare financing materials, and continue legal, compliance, and marketing activities.
$100,000	Begin attaching key creative personnel, expand financing outreach, and position the Project for discussions with strategic investors and production partners.
$250,000	Assemble a financeable production package, advance pre-production planning, initiate Puerto Rico incentive qualification activities, and secure initial producer and talent commitments.
$500,000	Complete principal development and packaging activities, secure additional talent and producer commitments, expand audience development efforts, and position the Project for complementary financing and production readiness.
$1,235,000 (Target Offering Amount)	Complete development, packaging, financing readiness, production preparation, Puerto Rico incentive qualification activities, producer advances, marketing initiatives, and establish the working capital necessary to advance the Project toward principal photography in conjunction with additional financing sources.

Use of Proceeds

The following allocations reflect management's current expectations regarding the anticipated use of the net proceeds of this Offering at each funding milestone. Because the Company may receive proceeds over time and business circumstances may evolve, actual expenditures may differ from the amounts shown based on production requirements, talent availability, financing opportunities, business conditions, and other factors that management reasonably believes are in the best interests of the Company and its investors. Accordingly, management may reallocate proceeds among the categories described below as circumstances warrant; however, the Company currently expects that the net proceeds of this Offering will be used substantially for the development, financing, production preparation, and commercialization of *Blind Hope*.

Use of Proceeds	$10,000 Raise	$50,000 Raise	$100,000 Raise	$250,000 Raise	$500,000 Raise	$1,235,000 Raise
Development & Packaging	$2,900 (29%)	$14,500 (29%)	$29,000 (29%)	$72,500 (29%)	$137,500 (27.5%)	$250,000 (20.2%)
Talent Attachments	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Production Preparation	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Puerto Rico Incentive Qualification	—	—	$5,000 (5%)	$20,000 (8%)	$40,000 (8%)	$100,000 (8.1%)
Producer Advances & Deposits	—	—	$5,000 (5%)	$25,000 (10%)	$75,000 (15%)	$150,000 (12.1%)

Use of Proceeds	$10,000 Raise	$50,000 Raise	$100,000 Raise	$250,000 Raise	$500,000 Raise	$1,235,000 Raise
Development & Packaging	$2,900 (29%)	$14,500 (29%)	$29,000 (29%)	$72,500 (29%)	$137,500 (27.5%)	$250,000 (20.2%)
Talent Attachments	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Production Preparation	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Puerto Rico Incentive Qualification	—	—	$5,000 (5%)	$20,000 (8%)	$40,000 (8%)	$100,000 (8.1%)
Marketing & Audience Development	$1,000 (10%)	$5,000 (10%)	$10,000 (10%)	$20,000 (8%)	$25,000 (5%)	$100,000 (8.1%)
Legal, Accounting & Compliance	$2,500 (25%)	$7,500 (15%)	$12,000 (12%)	$15,000 (6%)	$17,500 (3.5%)	$85,000 (6.9%)
Intermediary Cash Success Fee (6%)	$600 (6%)	$3,000 (6%)	$6,000 (6%)	$15,000 (6%)	$30,000 (6%)	$74,100 (6%)

Use of Proceeds	$10,000 Raise	$50,000 Raise	$100,000 Raise	$250,000 Raise	$500,000 Raise	$1,235,000 Raise
Development & Packaging	$2,900 (29%)	$14,500 (29%)	$29,000 (29%)	$72,500 (29%)	$137,500 (27.5%)	$250,000 (20.2%)
Talent Attachments	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Production Preparation	—	$5,000 (10%)	$15,000 (15%)	$50,000 (20%)	$100,000 (20%)	$250,000 (20.2%)
Puerto Rico Incentive Qualification	—	—	$5,000 (5%)	$20,000 (8%)	$40,000 (8%)	$100,000 (8.1%)
Working Capital Reserve	$3,000 (30%)	$10,000 (20%)	$3,000 (3%)	$32,500 (13%)	$12,000 (2.5%)	$25,900 (2.1%)
Total	$10,000 (100%)	$50,000 (100%)	$100,000 (100%)	$250,000 (100%)	$500,000 (100%)	$1,235,000 (100%)

The Company reserves the right to reallocate proceeds based upon business conditions and project needs.

Description of the Revenue Participation Units

Revenue Participation Units ("RPUs") are contractual securities that entitle their holders to receive specified distributions derived from the commercial exploitation of the Project, subject to the terms and conditions of the Revenue Participation Agreement. Unlike equity securities, the RPUs do not represent ownership interests in the Company or the Project and do not entitle investors to vote, participate in management, elect managers, inspect Company books and records (except as expressly required by applicable law or the Revenue Participation Agreement), or share in the Company's assets upon liquidation.

The RPUs are intended to align investor returns with the commercial performance of the Project by providing investors with contractual rights to participate in designated revenue streams generated from the Project's exploitation. Investor returns are governed exclusively by the Revenue Participation Agreement and are subject to the priority of payments, permitted deductions, reporting procedures, and other limitations described therein.

Ownership of an RPU does not create a partnership, joint venture, fiduciary relationship, agency relationship, or membership interest between an investor and the Company. Investors are passive investors whose rights are limited to those expressly set forth in the Revenue Participation Agreement and applicable law.

The RPUs are not debt instruments. Accordingly, they do not bear interest, have a stated maturity date, provide repayment of principal, or obligate the Company to make payments except to the extent revenues become distributable under the Revenue Participation Agreement.

Likewise, the RPUs are not traditional equity securities. Investors are not entitled to dividends, voting rights, or appreciation in the value of the Company itself. Rather, investors acquire only the contractual economic rights expressly described in this Offering Statement and the Revenue Participation Agreement.

Investor Return and Revenue Participation

The RPUs entitle investors to receive distributions from certain revenues generated by the commercial exploitation of the Project in accordance with the Revenue Participation Agreement. The amount and timing of any distributions will depend upon the financial performance of the Project and the application of the distribution provisions described below. The Company cannot assure investors that the Project will generate sufficient revenues to produce any distributions.

For purposes of calculating investor distributions, the following concepts apply.

Participation Percentage

Each RPU purchased in this Offering represents a contractual right to receive a proportionate share of the Investor Participation Pool established under the Revenue Participation Agreement.

An investor's "Participation Percentage" is determined by dividing the number of RPUs purchased by that investor by the total number of RPUs issued and outstanding in this Offering.

Accordingly, an investor's Participation Percentage may not be determined until the Offering has closed and the total number of RPUs issued has been established.

Investor distributions will be allocated among all RPU holders in proportion to their respective Participation Percentages.

Gross Revenues

"Gross Revenues" generally means all cash and other monetary consideration actually received by or on behalf of the Company from the commercial exploitation of the Project, regardless of source, including, to the extent applicable:

- theatrical exhibition;
- domestic and international distribution;
- streaming and video-on-demand exploitation;
- television licensing;
- home entertainment;
- airline, educational, and institutional licensing;
- soundtrack exploitation;
- merchandising;
- publishing;
- remake, sequel, prequel, and spin-off rights;
- licensing of ancillary rights;
- sponsorships;
- advertising revenue;
- and other exploitation of the Project or rights associated with the Project.

Gross Revenues include only amounts actually received by or credited to the Company and do not include projected, anticipated, accrued, or unpaid revenues.

Permitted Deductions

Before distributions are made to investors, Gross Revenues may be reduced by the deductions expressly authorized under the Revenue Participation Agreement.

These deductions are intended to reflect the ordinary costs of commercially exploiting the Project and may include, among other things:

- distributor fees and commissions;
- sales agent commissions;
- collection account management fees;
- guild residuals;
- music royalties;
- participations payable to talent or financiers;
- payment processing fees;
- taxes;
- refunds and chargebacks;
- reasonable third-party accounting expenses associated with revenue administration;
- and other expenses expressly permitted under the Revenue Participation Agreement.

No deduction may be taken unless authorized by the Revenue Participation Agreement.

Net Revenues

"Net Revenues" means Gross Revenues remaining after the deduction of Permitted Deductions as defined in the Revenue Participation Agreement.

Only Net Revenues are available for distribution under the Revenue Participation Agreement unless otherwise expressly provided therein.

The Company believes that defining Net Revenues by reference to specified permitted deductions provides investors with greater transparency than traditional motion picture accounting practices, which frequently employ broader or less defined deductions.

Revenue Waterfall

Subject to the terms and conditions of the Revenue Participation Agreement, Net Revenues generated from the commercial exploitation of the Project shall be distributed in the following order of priority (the "Revenue Waterfall"):

First: Investor Recoupment

One hundred percent (100%) of Net Revenues allocated to the Investor Participation Pool shall be distributed pro rata among the holders of the RPUs until investors have collectively received distributions equal to one hundred twenty percent (120%) of the aggregate purchase price paid for all RPUs sold in this Offering (the "Investor Recoupment Amount").

Each investor's share of these distributions shall be determined according to that investor's Participation Percentage.

Second: Termination of Investor Participation Pool

Upon Investors collectively receiving the Investor Recoupment Amount, Investors shall cease participating in Net Revenues generated from the original Project.

Derivative Productions

Thereafter, Investors shall collectively receive two percent (2%) of the Net Revenues actually received by the Company from Derivative Productions, allocated among Investors according to their respective Participation Percentages, as more fully described in the Revenue Participation Agreement.

Illustrative Example of the Revenue Waterfall

The following example is provided solely for illustrative purposes to demonstrate how the Revenue Waterfall operates. It is not intended as a projection, forecast, or guarantee of future financial performance or investor returns.

Assume that the Company raises the maximum Offering amount of **$1,235,000**, that an investor purchases **$2,000** of Revenue Participation Units (representing ten (10) RPUs), and that the Project ultimately generates sufficient Net Revenues to satisfy the Investor Recoupment Amount.

Under those assumptions, the investor would be eligible to receive distributions of up to **$2,400**, representing one hundred twenty percent (120%) of the investor's purchase price, allocated over time according to the investor's Participation Percentage as Net Revenues become available for distribution.

Once holders of the Revenue Participation Units have collectively received distributions equal to one hundred twenty percent (120%) of the aggregate purchase price paid for all RPUs sold in this Offering, investors will no longer participate in Net Revenues generated from the original Project. However, investors will continue to share, on a pro rata basis according to their respective Participation Percentages, in the two percent

(2%) participation in Net Revenues received by the Company from any Derivative Production, all in accordance with the Revenue Participation Agreement.

This example is provided solely to illustrate the operation of the Revenue Waterfall. Actual distributions, if any, will depend upon the commercial performance of the Project and any Derivative Productions, the timing and amount of Net Revenues, and numerous other factors. The Company cannot assure investors that they will recover any portion of their investment or receive any distributions.

No Assurance of Distributions

Distributions under the Revenue Participation Agreement are contingent upon the Project generating Net Revenues available for distribution. Motion picture production and distribution are inherently speculative, and there can be no assurance that the Project will be completed, obtain commercial distribution, generate Gross Revenues, or produce Net Revenues after giving effect to Permitted Deductions. Accordingly, the Company cannot assure investors that they will recover any portion of their investment, receive the anticipated 120% recoupment, receive revenues from any Derivative Production, or realize any profit from their investment. Prospective investors should be prepared to lose their entire investment.

Calculation and Distribution of Revenue

The Company shall calculate investor distributions in accordance with the Revenue Participation Agreement following the close of each calendar quarter during which Net Revenues become available for distribution. Subject to applicable law and the terms of the Revenue Participation Agreement, any distributions payable to holders of RPUs will be made within the period specified in the Revenue Participation Agreement after completion of the applicable quarterly accounting.

All distributions shall be allocated among holders of RPUs in proportion to their respective Participation Percentages. No investor shall have priority over another investor solely by reason of the timing of that investor's purchase of RPUs in this Offering.

The Company will maintain books and records reasonably sufficient to calculate Gross Revenues, Permitted Deductions, Net Revenues, and investor distributions in accordance with the Revenue Participation Agreement. Investors will receive periodic reports as required by the Revenue Participation Agreement and Regulation Crowdfunding, which are intended to provide transparency regarding the financial performance of the Project and the calculation of any distributions.

Because revenues may be received from numerous domestic and international sources at different times and may be subject to audit rights, collection procedures, contractual adjustments, reserves, chargebacks, or other customary industry practices, distributions may not coincide with the Company's receipt of particular revenues. The Company may establish reasonable accounting procedures consistent with the Revenue Participation Agreement to ensure that distributions are calculated accurately and administered equitably among all holders of RPUs.

Suspension or Deferral of Distributions

The Company may defer a distribution if it reasonably determines that additional time is necessary to verify revenues, resolve accounting discrepancies, reconcile collection account statements, satisfy applicable withholding or tax obligations, comply with applicable law, or address other administrative matters affecting the accurate calculation of investor distributions. Any such deferral shall not reduce an investor's contractual rights under the Revenue Participation Agreement.

No Segregated Account

Unless otherwise required by applicable law or expressly provided in the Revenue Participation Agreement, revenues generated by the Project will not be held in a segregated account for the benefit of holders of RPUs. Rather, distributions will be made from the Company's general operating accounts following the calculation of Net Revenues in accordance with the Revenue Participation Agreement.

Revenue Participation Agreement

Each purchaser of RPUs will be required to execute the Company's Revenue Participation Agreement as a condition to closing on an investment in this Offering. The Revenue Participation Agreement establishes the contractual rights and obligations of the Company and each holder of RPUs, including the methodology for calculating investor distributions, the Revenue Waterfall, reporting procedures, transfer restrictions, and other terms governing the RPUs.

The discussion contained in this Offering Statement is intended to summarize certain principal provisions of the Revenue Participation Agreement. Because it is only a summary, it does not purport to describe every provision of that agreement. Prospective investors are strongly encouraged to review the Revenue Participation Agreement carefully before making an investment decision.

In the event of any inconsistency between this Offering Statement and the Revenue Participation Agreement regarding the contractual rights associated with the RPUs, the Revenue Participation Agreement shall control. Nothing in the Revenue Participation Agreement, however, shall be interpreted to limit, modify, or supersede the Company's disclosure obligations under the federal securities laws or Regulation Crowdfunding.

Transfer Restrictions

The RPUs have not been registered under the Securities Act of 1933 and are being offered pursuant to the exemption provided by Regulation Crowdfunding. As a result, the RPUs are subject to significant restrictions on transfer.

Except as otherwise permitted under applicable federal securities laws, investors generally may not transfer their RPUs during the one-year period following the date of purchase. After expiration of the applicable holding period, transfers may remain subject to applicable securities laws, contractual restrictions contained in the Revenue Participation Agreement, and any procedures established by the Company to verify compliance with applicable law.

Because no public market currently exists for the RPUs, investors should be prepared to hold their investment indefinitely and should not expect to be able to resell their RPUs at any particular time or price.

No Voting or Management Rights

Ownership of RPUs does not entitle an investor to participate in the management or operation of the Company or the Project. Holders of RPUs have no right to vote on Company matters, elect or remove managers, approve business decisions, participate in production decisions, select talent or distributors, or otherwise direct the development, financing, production, marketing, distribution, or exploitation of the Project.

All management decisions concerning the Company and the Project shall remain vested exclusively in the Company's Manager, subject to applicable law and the Company's governing documents.

No Fiduciary Relationship

The purchase of RPUs does not create a partnership, joint venture, agency, fiduciary, or other special relationship between the Company and any investor beyond the contractual relationship established by the Revenue Participation Agreement. Except as expressly provided therein or required by applicable law, the Company shall owe investors only those duties expressly set forth in the Revenue Participation Agreement.

Additional Financing

The Company expects that the proceeds of this Offering will constitute one component of the overall financing plan for the Project. Accordingly, the Company may seek or obtain additional financing before, during, or after this Offering through one or more sources, including private equity investments, debt financing, production incentives, tax credit monetization, distribution advances, pre-sales, gap financing, strategic partnerships, grants, or other customary sources of entertainment financing.

Unless otherwise expressly provided in the Revenue Participation Agreement, the Company's pursuit or receipt of additional financing shall not, by itself, modify the contractual revenue participation rights associated with the RPUs purchased in this Offering. However, additional financing may affect the Company's overall capital structure, production schedule, financing strategy, or the timing of the Project's commercialization.

The Company is under no obligation to obtain additional financing and cannot assure investors that any additional financing will become available on acceptable terms, or at all.

Manager Authority

The business and affairs of the Company, including all decisions relating to the development, financing, production, marketing, distribution, exploitation, and commercialization of the Project, shall be managed exclusively by the Company's Manager.

Without limiting the foregoing, the Manager shall have the authority to negotiate and execute financing arrangements, engage producers, writers, directors, cast members, distributors, sales agents, collection account managers, completion guarantors, lenders, insurers, attorneys, accountants, and other advisors, enter into agreements relating to the Project, modify production schedules, approve budgets, settle claims, compromise disputes, and otherwise conduct the Company's business in a manner the Manager reasonably believes to be in the best interests of the Company.

Except as expressly provided in the Revenue Participation Agreement or required by applicable law, holders of RPUs shall have no right to approve or veto such decisions.

Amendments

The Company reserves the right to amend the Revenue Participation Agreement and related offering documents to the extent permitted by applicable law and the terms of the Revenue Participation Agreement. No amendment that would materially and adversely affect the contractual economic rights of holders of RPUs shall become effective except as expressly provided in the Revenue Participation Agreement or as otherwise required by applicable law.

Any amendment to this Offering Statement shall be made in accordance with the requirements of Regulation Crowdfunding.

Electronic Execution

By investing through the intermediary's online platform, each investor acknowledges and agrees that the Revenue Participation Agreement and related offering documents may be executed electronically and that electronic signatures and electronic records shall have the same force and effect as original signatures to the fullest extent permitted by applicable law.

The Company may maintain investor records in electronic form and may deliver notices, reports, tax documents, and other communications electronically unless otherwise required by law.

Tax Matters

Investment in the RPUs may have federal, state, local, and foreign tax consequences that vary depending upon each investor's individual circumstances. The Company has not sought a ruling from the Internal Revenue Service or any other taxing authority regarding the tax treatment of the RPUs, and the discussion contained in this Offering Statement is not intended as tax advice.

Prospective investors should consult their own legal, tax, and financial advisors regarding the consequences of purchasing, holding, and disposing of RPUs.

Entire Agreement

The Revenue Participation Agreement, together with this Offering Statement and any documents expressly incorporated by reference therein, constitutes the complete description of the contractual relationship between the Company and holders of RPUs with respect to the Offering. No oral statements, promotional materials, interviews, social media posts, or other communications shall modify the terms of the Revenue Participation Agreement or create contractual rights not expressly set forth therein.

Investors should base their investment decision solely upon the information contained in this Offering Statement, the Revenue Participation Agreement, and the materials made available through the intermediary in accordance with Regulation Crowdfunding.

Interpretation

This Offering Statement has been prepared to satisfy the disclosure requirements of Regulation Crowdfunding and should be read together with the Revenue Participation Agreement and the remaining information contained in this Offering Statement. The headings used throughout this Item are included solely for convenience and shall not affect the interpretation of any provision. Unless the context otherwise requires, references to the singular include the plural, references to one gender include all genders, and references to applicable law include any successor statute, regulation, or interpretive guidance.

Minimum Investment/Offering Amount

Minimum Offering Amount:
$10,000

Target Offering Amount:
$1,235,000

Maximum Offering Amount:
$1,235,000

The Company may conduct future financings following completion of this Offering.

Investor Perks

In addition to the contractual rights associated with the Revenue Participation Units, the Company currently intends to offer certain non-financial promotional benefits ("Perks") to investors based on their aggregate investment amount. Perks are intended solely as expressions of appreciation for investor support and are not part of the securities being offered. The availability of any Perk does not alter the rights of any investor under the Revenue Participation Agreement.

Unless otherwise specified, Perks have no cash value, are non-transferable, may be substituted with substantially similar benefits, and remain subject to production schedules, talent availability, legal restrictions, guild requirements, force majeure events, and other circumstances beyond the Company's control.

Aggregate Investment	Illustrative Perks*
$50	Recognition as an official supporter on the Project website (if maintained) and periodic digital production updates.
$100	All preceding Perks, plus an exclusive digital *#BlindHope* poster and access to selected behind-the-scenes digital content.
$250	All preceding Perks, plus a signed copy of *The Latina Survival Guide* by Charo Toledo (subject to availability) and selected branded merchandise.
$500	All preceding Perks, plus digital access to the completed motion picture following commercial release (subject to distribution restrictions), additional branded merchandise, investor newsletter, and a dedicated acknowledgment through designated promotional media, if produced.
$1,000	All preceding Perks, plus a "Crowdfunding Supporter" credit in the motion picture (subject to production and distributor approval) and access to the premiere livestream, if available.
$2,500	All preceding Perks, plus an invitation for one person to the official premiere event (subject to capacity and scheduling), an invitation to the wrap party (if held), and a signed commemorative poster.

| $5,000 | All preceding Perks, plus a VIP premiere reception invitation, an invitation to visit the production set (subject to production schedule, insurance, and safety requirements), and an IMDb credit if permitted under IMDb policies and applicable contractual requirements. |

| $10,000 | All preceding Perks, plus an "Associate Producer" screen credit, subject to applicable guild rules, contractual obligations, distributor requirements, and the Company's credit policies, together with invitations to selected private screenings and film festival events, if available. |

*The foregoing Perks are illustrative of the Company's current intentions and do not constitute contractual rights independent of the Revenue Participation Agreement.

Conditions Applicable to Investor Perks

Certain Perks involve attendance at production-related events, premieres, or filming locations. Such Perks remain subject to production schedules, weather, insurance requirements, security protocols, union or guild rules, governmental restrictions, and other operational considerations. The Company reserves the right to substitute substantially similar Perks where necessary. Perks are not transferable, have no independent cash value, and are not intended to affect the economic rights associated with the Revenue Participation Units.

Collection Account

The Company may utilize a collection account manager or similar revenue administration arrangement customary in the motion picture industry. If implemented, revenues may be collected and administered through such arrangements before distribution in accordance with the Revenue Participation Agreement.

ITEM 5. RELATED PARTY TRANSACTIONS

Certain members of management and affiliated entities have entered into, or may enter into, agreements with the Company in connection with the development, financing, production, and commercialization of *Blind Hope*. The Company believes these arrangements are customary for an independent motion picture production and are intended to align the interests of the Company and its creative and production team. Any material related-party transaction will be disclosed in accordance with applicable securities laws and Regulation Crowdfunding.

Charo Toledo

Charo Toledo, a member of the Company and the creator and screenwriter of *Blind Hope*, has assigned, or is expected to assign, certain intellectual property rights relating to the Project to the Company pursuant to an Intellectual Property Assignment Agreement. Ms. Toledo may also enter into additional agreements with the Company in connection with her services as writer, producer, or other creative capacities. Any compensation payable under such agreements will be determined by the Company in accordance with its financing plan and applicable contractual arrangements.

Annabelle L. Mullen Pacheco

Annabelle L. Mullen Pacheco serves as the Manager of the Company and is responsible for its day-to-day management, financing strategy, production oversight, and business affairs. In addition to serving as Manager, Ms. Mullen Pacheco may provide production, consulting, executive production, or other services to the Company pursuant to separate agreements entered into in the ordinary course of the Project's development and production. Any compensation payable under such agreements will be disclosed as required by applicable securities laws.

Belle Films Corp.

Belle Films Corp., which owns 20% of the Company's outstanding membership interests, is affiliated with the Company's Manager through Ms. Mullen Pacheco, who serves as its President. On August 7, 2025, Belle Films delivered a non-binding letter of intent expressing its interest in entering into a co-production agreement relating to *Blind Hope* and indicating an anticipated contribution of approximately $500,000 toward the Project's post-production activities in Puerto Rico, subject to the negotiation and execution of definitive agreements. The letter of intent expressly provides that it is non-binding and does not obligate either party to proceed with the proposed transaction. As of the date of this Offering Statement, no definitive co-production agreement has been executed pursuant to the letter of intent.

Future Related-Party Transactions

As the Project progresses, the Company may enter into additional transactions with members, managers, affiliated entities, or other related parties in connection with financing, intellectual property, production, talent engagement, consulting, or other services customary in the motion picture industry. Any material related-party transaction will be disclosed in accordance with Regulation Crowdfunding and other applicable securities laws.

ITEM 6. RISK FACTORS

An investment in the Revenue Participation Units involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with the other information contained in this Offering Statement, before making an investment decision. The occurrence of one or more of the following events, or of other risks not presently known to the Company or currently considered immaterial, could materially and adversely affect the Company's business, financial condition, results of operations, the completion or commercialization of the Project, and the value of the Revenue Participation Units. As a result, investors could lose some or all of their investment.

I. Risks Relating to the Company

The Company Is an Early-Stage Enterprise with a Limited Operating History

BH Movie LLC was recently formed as a special-purpose production company for the development, financing, production, and commercialization of *Blind Hope*. As an early-stage enterprise, the Company has a limited operating history upon which investors can evaluate its business, management, financial performance, or ability to execute its business plan. The Company's success will depend on its ability to obtain sufficient financing, advance the Project through development and production, secure commercial distribution, and successfully exploit the Project in a highly competitive industry. There can be no assurance that the Company will achieve these objectives. If the Company is unable to execute its business strategy successfully, investors could lose all or a substantial portion of their investment.

The Company Is Currently Dependent on a Single Project

Unlike diversified production companies that develop and exploit multiple projects simultaneously, the Company's business is presently focused exclusively on the development and commercialization of *Blind Hope*. As a result, the Company's financial performance is expected to depend substantially on the successful completion, distribution, and commercial performance of a single motion picture project. If the

Project is delayed, abandoned, fails to secure distribution, or does not achieve commercial success, the Company may have few or no alternative sources of revenue with which to satisfy its obligations or generate distributions to holders of the Revenue Participation Units. This concentration of resources increases the risks associated with an investment in the Company.

The Company Depends on the Experience and Continued Services of Its Management and Key Creative Personnel

The Company's success depends significantly upon the continued services, judgment, relationships, and expertise of its Manager, creative leadership, and other key personnel. In particular, the Project relies heavily on the creative vision of Charo Toledo as its creator and screenwriter and the production and financing experience of Annabelle L. Mullen Pacheco as the Company's Manager. The unexpected loss, incapacity, withdrawal, or reduced involvement of these individuals, or the Company's inability to attract and retain other qualified creative, production, or business professionals, could materially delay or adversely affect the development, financing, production, or commercialization of the Project and, in turn, reduce or eliminate potential returns to investors.

The Company Will Be Required to Make Significant Business Judgments Throughout the Development and Production of the Project

The development, financing, production, and commercialization of a motion picture require numerous business and creative decisions, many of which involve significant uncertainty and subjective judgment. Management will be responsible for decisions relating to financing, budgeting, production schedules, talent engagement, distribution strategies, marketing, and the allocation of Company resources. Because holders of the Revenue Participation Units have no voting or management rights, investors will not have the ability to participate in or approve these decisions. Although management believes such decisions will be made in the best interests of the Company, there can be no assurance that they will ultimately prove successful, and investors must rely on management's judgment throughout the life of the Project.

II. Risks Relating to the Project

The Project May Never Be Completed

Motion picture production is inherently uncertain, and there can be no assurance that *Blind Hope* will progress beyond its current stage of development. The completion of the Project depends on numerous factors, including the Company's ability to obtain sufficient financing, finalize the screenplay, engage cast and crew, secure production resources, complete principal photography and post-production, and overcome unforeseen production challenges. If the Project is not completed, the Company may be unable to generate revenues from its commercial exploitation, and investors may lose all or a substantial portion of their investment.

The Project May Experience Production Delays, Cost Overruns, or Other Operational Challenges

The production of a motion picture involves numerous operational risks that may result in delays, increased costs, or changes to the Project. These risks include adverse weather conditions, equipment failures, labor shortages, scheduling conflicts, permitting issues, location availability, supply chain disruptions, illness or unavailability of cast or crew, accidents, natural disasters, governmental actions, and other unforeseen events. Even if the Project ultimately proceeds to production, such events could increase production costs, delay completion, or materially affect the quality or commercial viability of the Project, which could adversely affect investor returns.

The Company May Be Unable to Secure or Retain Key Cast, Crew, or Other Creative Personnel

The commercial success of an independent motion picture often depends on the participation of talented actors, directors, producers, composers, cinematographers, editors, and other creative professionals. As of the date of this Offering Statement, the Company continues to package the Project and may not have secured binding agreements with all key personnel necessary for production. Individuals who are identified or engaged may later become unavailable because of scheduling conflicts, competing commitments, illness, or other circumstances beyond the Company's control. The inability to attract, retain, or replace key creative personnel could delay production, increase costs, require material changes to the Project, or adversely affect its commercial prospects.

The Final Version of the Project May Differ from Management's Current Expectations

The Project is currently in development, and management expects that creative, financial, production, and commercial considerations will continue to shape its evolution. As financing is obtained and production progresses, the screenplay, budget, production schedule, cast, locations, music, technical elements, distribution strategy, or other aspects of the Project may be revised. In addition, management may determine that the Project should be produced as either a feature-length motion picture or an episodic serialized production, depending on available financing, production feasibility, market conditions, and commercial opportunities. Although management believes such flexibility enhances the Company's ability to complete and successfully commercialize the Project, changes to the Project may differ from investors' expectations and could affect its commercial performance.

Insurance and Risk Management May Not Fully Protect the Company Against Production Losses

The Company expects to obtain insurance coverage customary for an independent motion picture production as the Project advances toward principal photography. However, insurance may not be available on commercially reasonable terms, may exclude certain risks, or may prove insufficient to cover all losses, claims, delays, or liabilities arising during development, production, or distribution. As a result, the Company could be required to bear significant uninsured costs or liabilities, which could adversely affect the Project and reduce funds otherwise available for commercialization or investor distributions.

III. Risks Relating to Financing

The Company Will Require Additional Financing Beyond the Proceeds of this Offering

The Company does not expect the proceeds of this Offering, standing alone, to be sufficient to fund all costs associated with the development, production, completion, and commercialization of *Blind Hope*. Management expects to pursue additional financing through one or more sources, including private investors, co-production arrangements, production incentives, debt financing, tax credit monetization, distribution advances, pre-sales, and other customary financing sources used in the motion picture industry. There can be no assurance that such financing will be available on acceptable terms, or at all. If the Company is unable to obtain sufficient additional financing, the Project may be delayed, materially modified, or abandoned, which could result in investors losing all or a substantial portion of their investment.

The Company May Not Achieve the Maximum Offering Amount

The Company's ability to execute its current business plan depends, in part, on the amount of capital raised through this Offering. Although the Company has established a maximum Offering amount of $1,235,000, there can be no assurance that it will raise that amount or any amount in excess of the minimum target. If the Company raises less than the maximum Offering amount, management may be required to delay certain development or production activities, modify the scope of the Project, seek additional financing sooner than anticipated, or reprioritize the use of proceeds. Any of these actions could delay the Project or adversely affect its commercial prospects.

Future Financing May Be Obtained on Terms Different from Those Contemplated by Investors

As the Project progresses, the Company may obtain additional financing through debt, equity, co-production arrangements, production incentives, distribution advances, or other financing structures that management believes are appropriate under the circumstances. The terms of any future financing will depend on prevailing market conditions, negotiations with third parties, and the Company's financing needs at the time. Although the Revenue Participation Agreement governs the contractual rights of holders of the Revenue Participation Units, future financing arrangements may affect the Company's overall capital structure, production schedule, business strategy, or financial flexibility. There can be no assurance that future financing will be available on terms favorable to the Company.

The Company May Not Receive or Successfully Monetize Anticipated Production Incentives

Management intends to seek production incentives that may be available under Puerto Rico law as part of the Project's overall financing strategy. However, eligibility for such incentives depends on compliance with applicable statutory and regulatory requirements, governmental approval, completion of required audits, and satisfaction of other administrative conditions. Even if production incentives are approved, there can be no assurance that the associated tax credits can be sold or otherwise monetized on favorable terms or within the anticipated timeframe. Any delay in receiving or monetizing production incentives could increase the Company's financing requirements, delay production, or adversely affect the Project's financial viability.

Budget Estimates and Financing Assumptions May Change

The Company's production budget, financing strategy, and anticipated use of proceeds are based on management's current expectations and assumptions. Motion picture budgets frequently evolve during development and production as a result of changes in creative direction, production schedules, talent costs, location requirements, insurance, inflation, currency fluctuations, and other factors. As a result, actual financing needs may differ materially from current estimates, and management may determine that additional capital or alternative financing arrangements are necessary to complete and commercialize the Project. Such changes could adversely affect the timing, scope, or profitability of the Project and the potential returns available to investors.

IV. Risks Relating to Distribution and Commercialization

The Company Has Not Secured Distribution for the Project

As of the date of this Offering Statement, the Company has not entered into any distribution, licensing, sales agency, or other commercial exploitation agreements relating to *Blind Hope*. The Company expects to pursue distribution opportunities following further development or completion of the Project; however, there can be no assurance that any distributor, streaming platform, broadcaster, sales agent, or other commercial partner will acquire or distribute the Project on commercially reasonable terms, or at all. Without successful distribution, the Project may generate little or no revenue, and investors may lose all or a substantial portion of their investment.

Commercial Success Cannot Be Predicted

The commercial success of a motion picture depends on numerous factors that are inherently uncertain and frequently beyond the Company's control. These factors include audience preferences, critical reception, marketing effectiveness, competitive releases, economic conditions, the availability and quality of distribution opportunities, and changing trends within the entertainment industry. Motion pictures with experienced creative teams, substantial budgets, or favorable reviews frequently fail to achieve commercial success, while other projects exceed expectations. Accordingly, there can be no assurance that *Blind Hope* will generate revenues sufficient to recover production costs or produce distributions to investors.

The Entertainment Industry Is Highly Competitive

The Company operates in an intensely competitive industry in which it competes for financing, creative talent, production resources, distribution opportunities, marketing attention, and audience engagement against major motion picture studios, streaming platforms, established independent producers, and numerous other content creators. Many of these competitors possess substantially greater financial resources, broader distribution networks, more established industry relationships, and significantly larger marketing budgets than the Company. As a result, the Company may encounter substantial challenges in securing financing, attracting audiences, obtaining distribution, or successfully commercializing the Project.

Changes in the Entertainment Marketplace May Adversely Affect the Project

The motion picture and television industries continue to evolve rapidly as consumer viewing habits, distribution models, technology, and business practices change. The relative importance of theatrical exhibition, subscription streaming services, advertising-supported platforms, transactional video-on-demand, international licensing, and other methods of content distribution may continue to shift throughout the development and commercialization of the Project. These changes could reduce the demand for projects similar to *Blind Hope*, alter expected revenue streams, or require the Company to modify its commercialization strategy in ways that adversely affect the Project's financial performance.

Anticipated Ancillary Revenue Opportunities May Not Materialize

Management intends to explore additional revenue opportunities associated with the Project, including soundtrack exploitation, merchandising, publishing, sequel, remake, spin-off, and other derivative rights, to the extent the Company owns or controls the applicable intellectual property. However, these opportunities are dependent upon the successful completion and commercial acceptance of the Project, market demand, contractual arrangements, and numerous other factors beyond the Company's control. There can be no assurance that any ancillary rights will generate meaningful revenues, and investors should not rely on these potential revenue sources when evaluating an investment in the Revenue Participation Units.

V. Risks Relating to Intellectual Property

The Company's Rights in the Project Depend Upon the Validity and Enforceability of Its Intellectual Property Rights

The Company's ability to develop, produce, distribute, and commercially exploit *Blind Hope* depends upon its ownership of, or legal rights to use, the intellectual property associated with the Project. Although the Company intends to obtain and maintain all rights necessary to produce and exploit the Project, there can be no assurance that its ownership interests, assignments, licenses, or other contractual rights will not be challenged. Any dispute concerning the Company's intellectual property rights could delay production, increase legal expenses, limit the Company's ability to exploit the Project, or materially reduce revenues available for distribution to investors.

The Company May Be Unable to Secure or Maintain All Rights Necessary to Commercialize the Project

The successful commercialization of a motion picture requires the acquisition and maintenance of numerous intellectual property and contractual rights, including rights relating to literary materials, music, artwork, trademarks, photographs, archival materials, locations, likenesses, performances, and other creative content. Certain rights may require ongoing negotiations or additional agreements as the Project progresses. If the Company is unable to obtain or preserve any material rights necessary for production or distribution, it may be required to modify the Project, incur additional expenses, delay production, or abandon certain commercialization opportunities.

The Company May Become Subject to Intellectual Property Claims

The entertainment industry is frequently the subject of disputes involving copyright, trademark, right of publicity, defamation, invasion of privacy, idea submission, and other intellectual property claims. Regardless of their merit, such claims may require the Company to incur substantial legal fees, devote management time to litigation, negotiate settlements, obtain additional licenses, or modify the Project. If any such claim is successful, the Company could be required to pay damages, obtain additional rights, suspend distribution, or make material changes to the Project, any of which could adversely affect its financial condition and the value of the Revenue Participation Units.

The Company May Not Be Able to Obtain or Maintain Music and Other Third-Party Licenses on Acceptable Terms

The Project may incorporate musical compositions, sound recordings, artwork, photographs, trademarks, stock footage, or other third-party intellectual property that requires licenses or permissions before commercial exploitation. The availability, scope, duration, and cost of such licenses are often subject to negotiation and may change over time. If the Company is unable to obtain or renew required licenses on commercially reasonable terms, it may be required to replace creative elements, modify the Project, delay commercialization, or incur additional costs that reduce the Project's profitability.

Intellectual Property Laws and Contractual Rights May Limit Future Exploitation of the Project

The Company's ability to exploit the Project through sequels, remakes, adaptations, merchandising, publishing, interactive media, soundtrack releases, or other derivative works will depend upon the scope of the intellectual property rights owned or controlled by the Company and the contractual rights granted by writers, performers, composers, producers, distributors, and other third parties. Changes in applicable law, contractual restrictions, or disputes regarding ownership or licensing may limit the Company's ability to pursue these opportunities or reduce the revenues generated from them, which could adversely affect returns to investors.

VI. Risks Relating to Puerto Rico Production Incentives

The Company May Not Qualify for Puerto Rico Production Incentives

The Company's financing strategy contemplates applying for production incentives that may be available under the laws and regulations of Puerto Rico. Eligibility for such incentives depends upon numerous statutory, regulatory, and administrative requirements, including compliance with applicable production, spending, employment, documentation, and reporting obligations. There can be no assurance that the Company will satisfy all applicable requirements or that the appropriate governmental authorities will approve the Company's application. If the Company does not qualify for anticipated production incentives, it may be required to obtain additional financing, reduce the scope of the Project, delay production, or pursue alternative financing strategies, any of which could adversely affect investor returns.

Approval, Certification, or Payment of Production Incentives May Be Delayed

Even if the Company qualifies for production incentives, the approval, certification, audit, and payment processes may take longer than anticipated. Government agencies may require additional documentation, conduct audits, request supplemental information, or experience administrative delays that postpone the issuance or realization of production incentives. Such delays could adversely affect the Company's cash flow, require bridge financing, increase financing costs, or delay production and commercialization of the Project.

Production Incentives May Be Reduced, Modified, Suspended, or Eliminated

Government incentive programs are subject to legislative, regulatory, budgetary, and administrative changes. Puerto Rico may amend, suspend, limit, or repeal its production incentive programs, modify eligibility requirements, reduce available funding, or alter the procedures governing the issuance or monetization of production tax credits. Any such changes could reduce the value of anticipated incentives or eliminate them altogether, thereby increasing the Company's financing requirements and adversely affecting the Project's overall financial performance.

The Company May Be Unable to Monetize Production Tax Credits on Favorable Terms

If the Company receives transferable production tax credits, it expects to monetize those credits through one or more transactions with third parties. However, there can be no assurance that purchasers will be available, that a market for such credits will remain active, or that any tax credits can be sold promptly or at prices consistent with management's current expectations. Delays in monetization or sales at discounted prices could reduce funds available for production, increase financing needs, or diminish the Company's overall profitability.

Producing the Project in Puerto Rico Presents Operational and Logistical Risks

The Company intends to conduct substantial production activities in Puerto Rico to support both the creative objectives of the Project and its financing strategy. Producing a motion picture in Puerto Rico presents operational challenges that may differ from productions in other jurisdictions, including the availability of qualified personnel, production facilities, equipment, transportation, weather conditions, permitting, governmental coordination, and other logistical considerations. Any disruption affecting these or other production activities could increase costs, delay production, or adversely affect the Company's ability to complete and commercialize the Project.

VII. Risks Relating to the Revenue Participation Units

The Revenue Participation Units Do Not Represent Equity Ownership in the Company

The Revenue Participation Units are contractual rights to receive specified distributions from Net Revenues, if any, as provided in the Revenue Participation Agreement. The Revenue Participation Units do not constitute membership interests, shares of stock, partnership interests, or any other form of equity ownership in the Company. Investors will not acquire an ownership interest in the Company's assets, intellectual property, or future business opportunities by purchasing Revenue Participation Units. Accordingly, investors should not expect to receive the rights or protections typically associated with equity ownership.

Investors Will Have No Voting Rights or Ability to Participate in the Management of the Company

Holders of the Revenue Participation Units will not have the right to vote on Company matters, elect or remove management, approve budgets, participate in creative or business decisions, or otherwise influence the management or operation of the Company. All decisions concerning the development, financing, production, commercialization, and operation of the Project will be made exclusively by the Company's Manager in accordance with the Company's governing documents and applicable law. Investors must therefore rely entirely upon the judgment, experience, and discretion of management throughout the life of the Project.

Investors May Never Receive Any Distributions

Distributions under the Revenue Participation Units are contingent upon the Company generating Net Revenues as defined in the Revenue Participation Agreement. Many independent motion pictures do not generate sufficient revenues to recover their production and distribution costs, and some generate no meaningful revenues at all. If the Project fails to achieve commercial success or does not generate Net Revenues in accordance with the Revenue Participation Agreement, investors may receive no distributions despite the successful completion and release of the Project. Accordingly, investors should be prepared to lose their entire investment.

The Calculation of Net Revenues May Be Complex

The amount of any distributions payable to holders of the Revenue Participation Units will depend upon the calculation of Net Revenues as defined in the Revenue Participation Agreement. The determination of Net Revenues requires the application of contractual definitions and accounting principles to revenues, expenses, reserves, fees, distribution costs, and other financial items arising from the commercialization of the Project. Although the Company intends to administer the Revenue Participation Agreement in good faith, reasonable disagreements may arise regarding the calculation or timing of Net Revenues, which could affect the amount or timing of investor distributions.

There Is No Public Market for the Revenue Participation Units

The Revenue Participation Units have not been registered under the Securities Act or the securities laws of any state and are being offered pursuant to an exemption from registration. There is currently no public market for the Revenue Participation Units, and the Company does not expect that an active trading market will develop. As a result, investors should regard their investment as illiquid and should be prepared to hold the Revenue Participation Units for an indefinite period.

Transfers of the Revenue Participation Units Will Be Restricted

The Revenue Participation Units are subject to restrictions on transfer under federal securities laws, the terms of the Revenue Participation Agreement, and other applicable contractual or legal limitations. Although certain transfers may be permitted under applicable law, investors should not assume that they will be able to sell, assign, pledge, or otherwise transfer their Revenue Participation Units when desired or at any particular price. The inability to transfer the Revenue Participation Units may require investors to retain their investment for a substantial period of time.

Future Financings May Affect the Company's Financial Position and the Value of the Revenue Participation Units

The Company expects that additional financing may be necessary to complete and commercialize the Project. Such financing may include debt, equity, production incentives, co-production arrangements, distribution advances, or other financing structures. Although the contractual rights associated with the Revenue Participation Units are governed by the Revenue Participation Agreement, future financing transactions may affect the Company's financial condition, available cash flow, business strategy, and overall ability to generate Net Revenues. Investors should recognize that future financing decisions may influence the Company's financial performance and, consequently, the economic value of the Revenue Participation Units.

VIII. Regulatory and Legal Risks

The Company Is Subject to Federal and State Securities Laws

The Offering is being conducted pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, and is subject to applicable federal and state securities laws and regulations. Compliance with these laws requires the Company to satisfy ongoing disclosure, reporting, recordkeeping, and other legal obligations. Failure to comply with applicable securities laws, whether as a result of changes in legal requirements, administrative oversight, or other circumstances, could result in regulatory investigations, enforcement actions, rescission claims, penalties, increased compliance costs, or limitations on the Company's ability to raise additional capital. Any such event could adversely affect the Company's financial condition and the value of the Revenue Participation Units.

Changes in Laws or Regulations Could Adversely Affect the Company or the Project

The Company operates within a legal and regulatory environment that may change over time. Federal, state, territorial, or local governments may adopt new laws, amend existing statutes or regulations, or alter administrative policies affecting securities offerings, motion picture production, intellectual property, labor and employment, taxation, production incentives, privacy, artificial intelligence, or other aspects of the Company's business. Any such changes could increase compliance costs, delay the Project, reduce anticipated revenues, or require the Company to modify its business strategy, any of which could adversely affect investor returns.

The Company Will Be Required to Incur Ongoing Compliance Costs

As an issuer conducting an offering under Regulation Crowdfunding, the Company expects to incur continuing legal, accounting, compliance, reporting, and administrative expenses associated with maintaining its regulatory obligations and operating the business. These expenses may be greater than currently anticipated and may increase over time as the Company grows or as applicable laws and regulations evolve. Increased compliance costs could reduce funds otherwise available for production, commercialization, or distributions to investors.

The Company May Become Subject to Litigation or Governmental Proceedings

From time to time, the Company may become involved in litigation, arbitration, administrative proceedings, governmental inquiries, or regulatory investigations arising in the ordinary course of business. Such matters may involve contractual disputes, employment issues, intellectual property claims, production-related disputes, securities matters, or other legal issues. Even if the Company ultimately prevails, defending such matters may require significant management attention and result in substantial legal expenses that could adversely affect the Company's financial condition and ability to commercialize the Project.

Changes in Tax Laws or Tax Treatment May Affect Investors or the Company

Federal, state, territorial, and local tax laws are subject to change, and future legislative, judicial, or administrative developments could alter the tax treatment of the Company, the Project, or the Revenue Participation Units. In addition, individual investors may experience different tax consequences depending on their particular circumstances. The Company has not sought, and does not intend to seek, a ruling from any taxing authority regarding the tax treatment of an investment in the Revenue Participation Units. Investors are encouraged to consult their own tax advisors regarding the tax consequences of an investment in the Offering.

IX. Risks Relating to Investor Perks

Investor Perks Are Promotional in Nature and Should Not Be Considered Part of the Investment Return

The Company may offer certain non-financial benefits, experiences, or promotional items ("Perks") to eligible investors based on their investment amount. These Perks are intended solely to encourage community engagement and recognize investor support for the Project. Perks are not securities, are not part of the Revenue Participation Units, have no independent monetary value for purposes of this Offering, and should not be considered when evaluating the potential financial return on an investment. Investors should make their investment decision based solely on the merits of the Offering and not on the availability of any Perks.

Certain Perks May Be Modified, Delayed, or Become Unavailable

The Company's ability to provide Perks depends upon numerous factors, including the successful progression of the Project, production schedules, talent availability, venue availability, distribution arrangements, safety considerations, and other circumstances beyond the Company's control. As a result, the Company reserves the right to substitute, modify, postpone, or discontinue Perks where reasonably necessary. Such changes will not constitute a default under the Revenue Participation Agreement and will not entitle an investor to additional compensation, rescission, or damages.

Certain Experiential Perks May Be Subject to Additional Conditions

Certain Perks, including invitations to premieres, set visits, virtual events, cast interactions, screen credits, or other experiential opportunities, may be subject to scheduling constraints, venue limitations, health and safety requirements, production needs, guild rules, distributor requirements, IMDb policies, or other contractual or operational limitations. The Company cannot guarantee that every eligible investor will be able to participate in every experiential Perk, even if offered, and reserves the right to establish reasonable eligibility requirements and participation procedures.

The Value of Any Perks May Differ from an Investor's Expectations

Perks are intended to enhance the investor experience but may not have significant economic value and may differ from an individual investor's subjective expectations. The Company makes no representation regarding the market value, collectability, transferability, or future availability of any Perk. Investors should therefore view any Perks as incidental benefits rather than a material component of the Offering.

ITEM 7. Financial Condition of the Issuer

Overview

BH Movie LLC is an early-stage motion picture production company formed to develop, finance, produce, and commercially exploit the motion picture *Blind Hope*. Since its formation, the Company's activities have consisted primarily of organizational matters, development of the Project, business planning, preparation for this Offering, intellectual property development, financing activities, and related pre-production efforts. Because the Company has not yet commenced commercial operations or generated operating revenues, investors should evaluate the Company's financial statements in light of its status as a development-stage enterprise.

Historical Results of Operations

Since its formation, the Company has not generated revenues from operations. To date, expenditures have primarily related to organizational costs, legal and professional fees, intellectual property development, business planning, and other costs associated with preparing the Project for financing and production. Accordingly, historical operating results are not necessarily indicative of future performance and should not be relied upon as an indication of the Company's future ability to generate revenues or profitability.

Liquidity and Capital Resources

The Company has financed its operations primarily through capital contributions from its members and other limited sources of funding. As of the date of this Offering Statement, the Company has limited operating capital and expects to rely substantially on the proceeds of this Offering, together with future financing sources, to fund the continued development, production, and commercialization of the Project. Management believes that successful completion of the Company's business plan will require additional financing beyond the proceeds of this Offering.

Capital Requirements

The Company expects to use the proceeds of this Offering for the purposes described under "Use of Proceeds." However, completion of the Project is expected to require additional capital from one or more sources, including private investment, production incentives, co-production arrangements, debt financing, distribution advances, or other customary financing sources within the motion picture industry. There can be no assurance that such financing will be available on acceptable terms or at all.

Material Trends and Uncertainties

Management is not aware of any known trends, commitments, events, or uncertainties that are reasonably likely to have a material effect on the Company's financial condition other than those described elsewhere in this Offering Statement, including the Company's need to obtain additional financing, the uncertainties associated with independent film production, the availability of production incentives, and the Company's ability to successfully commercialize the Project.

Going Concern Considerations

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis. BH Movie LLC is an early-stage company that has not yet commenced revenue-generating operations. The Company's future operations will depend upon its ability to successfully complete this Offering, obtain additional financing as needed, and execute its business plan, including the development, production, and commercialization of *Blind Hope*. Management believes that the proceeds of this Offering, together with anticipated future financing sources, are expected to support the Company's planned operations; however, there can be no assurance that such financing will be available on acceptable terms or at all. Investors should carefully consider the Company's limited operating history and capital requirements when evaluating an investment in the Revenue Participation Units.

Financial Statements

The Company's financial statements for the period from June 3, 2026 (inception) through June 30, 2026, together with the Independent Accountant's Review Report of Vázquez Botet & Asociados, PSC, are included as part of this Offering Statement and should be read in conjunction with the information contained herein. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statements include:

- Independent Accountant's Review Report
- Balance Sheet as of June 30, 2026
- Statement of Operations for the period from June 3, 2026 through June 30, 2026
- Statement of Members' Equity
- Statement of Cash Flows
- Notes to the Financial Statements

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. Potential

Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence. The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the

definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws. The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. Once posted, the annual report may be found on the Issuer's website. The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C, or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

BH MOVIE LLC

_____
Matilde "Charo" Toledo, Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in their capacities and on the dates indicated.

BH MOVIE LLC

_____
Matilde "Charo" Toledo, Managing Member

Date: 07/23/2026

Exhibits

Exhibit A - Operating Agreement of BH Movie LLC

Exhibit B - Form of Revenue Participation Agreement

Exhibit C - Intellectual Property Assignment Agreement

Exhibit D - Independent Accountant's Reviewed Financial Statements

Exhibit E - Testing the Waters Materials